UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
     Orange 21 Inc.
(Name of Issuer)
  Common Stock, par value $0.0001 per share
(Title of Class of Securities)
685317109
(CUSIP Number)

With a copy to:
No Fear, Inc. 1812 Aston Avenue Carlsbad, California 92008 Attention: Mark Simo / Scott Benjamin (760) 930 1704	Cary K. Hyden, Esq. Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, California 92626 (714) 540-1235

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
             October 31, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Page 1 of 15 Pages

SCHEDULE 13D

CUSIP No.	685317109	Page	2	of	15 Pages

1	NAMES OF REPORTING PERSONS No Fear, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF		1,044,883

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,044,883

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,044,883

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.8%

14	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

CUSIP No.	685317109	Page	3	of	15 Pages

1	NAMES OF REPORTING PERSONS Mark Simo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		130,843

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		130,843

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

130,843

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%

14	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D

CUSIP No.	685317109	Page	4	of	15 Pages

1	NAMES OF REPORTING PERSONS Brian Simo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		89,408

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		89,408

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

89,408

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%

14	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D

CUSIP No. 685317109	Page 5 of 15 Pages

Item 1. Security and Issuer.
This statement on Schedule 13D (this “Statement”) relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Orange 21 Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2070 Las Palmas Drive, Carlsbad, California 92011.
Item 2. Identity and Background.
(a)	This Statement is being jointly filed by No Fear, Inc., a California Corporation (“No Fear”), Mark Simo and Brian Simo (collectively, the “Reporting Persons”).

(b)	The principle business address for the Reporting Persons is 1812 Aston Avenue, Carlsbad, California 92008.

(c)	No Fear is in the principle business of distributing, selling, and marketing action sports apparel and equipment. Mark Simo’s principal occupation is to serve as the Chief Executive Officer of No Fear. Brian Simo’s principle occupation is to serve as the President of No Fear.

Mark Simo and Brian Simo are brothers who collectively hold a majority of the common stock of No Fear. Each of the executive officers and directors of No Fear (i) are listed in the table below, (ii) serve in such capacities as their primary occupation, (iii) are citizens of the United States, and (iv) have as their principal business address 1812 Aston Avenue, Carlsbad, California 92008.

Name	Title
Mark Simo	Chief Executive Officer and Director
Brian Simo	President and Director
Kenneth Aurigemma	Chief Financial Officer
Scott Benjamin	Executive Vice President, General Counsel, Secretary and Director
(d)	During the past five years, none of the Reporting Persons nor, to the best of their knowledge, any of the directors, executive officers, or controlling shareholders of No Fear, has been convicted in a criminal proceeding.

(e)	During the past five years, none of the Reporting Persons nor, to the best of their knowledge, any of the directors, executive officers, or controlling shareholders of No Fear, has been a party to any civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Mark Simo and Brian Simo are citizens of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration.
No Fear currently holds 884,883 shares of Common Stock that it acquired in August 1992 in exchange for nominal consideration upon the founding of the Issuer by No Fear. No Fear acquired an additional 160,000 shares of Common Stock in open market transactions on May 25, 2006 and May 26, 2006 for an aggregate purchase price of $734,241. The purchase price for all shares of Common Stock held by No Fear was paid out of No Fear’s working capital.

SCHEDULE 13D

CUSIP No. 685317109	Page 6 of 15 Pages
Prior to December 9, 2005, Mark Simo acquired 48,968 shares of Common Stock through open market purchases or by exercising stock options granted to him as a director, officer or employee of the Issuer. The purchase price for such shares totaled $133,285, which were paid out of his personal funds. Mark Simo also holds stock options to purchase 81,875 shares of Common Stock which will be vested within 60 days of October 16, 2008. These stock options were granted to him by the Issuer as compensation for his service as a director, officer or employee of the Issuer.
Brian Simo acquired 89,408 shares of Common Stock through open market purchases or by exercising stock options granted to him by the Issuer at a purchase price totaling $250,000.00, which was paid out of his personal funds.
Item 4. Purpose of Transaction.
On October 16, 2008, No Fear Retail Stores, Inc. (“No Fear Retail”), a wholly owned subsidiary of No Fear, sent a letter (the “October 16th Letter”) to the Board of Directors of the Issuer proposing a merger of No Fear Retail with the Issuer. A copy of the October 16th Letter is attached hereto as Exhibit 1 and is incorporated by reference herein.
On October 22, 2008, Mark Simo, acting in his capacity as the Chief Executive Officer of No Fear and No Fear Retail, met with the Board of Directors of the Issuer to discuss the October 16th Letter. The Board of Directors indicated that it would consider the proposal contained therein and contact No Fear in due course.
On October 24, 2008, Mark Simo contacted Stone Douglass, the Chairman of the Board of the Issuer, to obtain an update on the Board of Director’s consideration of the proposal. Mr. Douglass agreed to form an independent committee of the Board of Directors to review the proposal. Mr. Douglass also agreed to provide a preliminary information request list to assist the Issuer in reviewing the proposal and subsequently emailed such document to No Fear.
On October 29, 2008, No Fear Retail responded to Mr. Douglass’ information request, which is attached hereto as Exhibit 2 and incorporated by reference herein.
No other material communications have occurred between No Fear and the Issuer regarding the October 16th Letter. However, in the near term, No Fear intends to initiate further discussions with the Issuer, either through oral or written communications, regarding a possible business combination.
No Fear has been, and currently is, a customer of the Issuer in the ordinary course of business. Mark Simo has also served as the Chief Executive Officer of the Issuer in the past, and currently serves as a director of the Issuer.
Except to the extent set forth herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons retain their respective rights to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.
The Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation: (i) having communications with the Issuer’s Board of Directors and management with respect to the offer set forth in the October 16th Letter and other methods for

SCHEDULE 13D

CUSIP No. 685317109	Page 7 of 15 Pages
increasing stockholder value; (ii) purchasing additional shares of Common Stock in the open market or otherwise; and (iii) making a tender offer for shares of Common Stock not owned by the Reporting Persons.
The Reporting Persons may also participate in discussions with potential purchasers of their shares of Common Stock, sell some or all of their shares of Common Stock in the open market or through private negotiated transactions, or change their intent as to any and all matters referred to above.
The Reporting Persons reserve their rights to make alternative plans or proposals in the future or to take other steps to enhance the value of their investments. The Reporting Persons further reserve the right to increase, decrease or eliminate their investment in the Issuer or take any other action relative thereto.
Item 5. Interest in Securities of the Issuer.
(a) No Fear is the beneficial owner of 1,044,883 shares of Common Stock, representing approximately 12.8% of the outstanding shares of Common Stock of the Issuer (all percentages based upon 8,170,563 shares of Common Stock outstanding as of August 12, 2008 as reported on the Issuer’s Form 10-Q for the period ended June 30, 2008). Mark Simo is the beneficial owner of 130,843 shares of Common Stock (including 81,875 shares which are subject to stock options which vest within 60 days of October 16, 2008), representing approximately 1.6% of the outstanding shares of Common Stock of the Issuer. Brian Simo is the beneficial owner of 89,408 shares of Common Stock, representing approximately 1.1% of the outstanding shares of Common Stock of the Issuer. To the best of the Reporting Persons’ knowledge, none of the other persons named in response to Item 2 own any securities of the Issuer. Each Reporting Person disclaims beneficial ownership over shares of Common Stock held by any other Reporting Persons.
(b) No Fear has the sole power to vote and dispose of all shares of Common Stock beneficially owned by it. Mark Simo and Brian Simo collectively hold a majority of the voting shares of No Fear. Mark Simo has the sole power to vote and dispose of all shares of Common Stock beneficially owned by him. Brian Simo has the sole power to vote and dispose of all shares of Common Stock beneficially owned by him. To the best of the Reporting Persons’ knowledge, none of the other persons named in response to Item 2 have sole or shared voting or dispositive power over any Common Stock.
(c) None of the Reporting Persons has entered into any transactions in shares of Common Stock during the past sixty (60) days. To the best of the Reporting Persons’ knowledge, none of the other persons named in response to Item 2 were involved in any transactions in shares of Common Stock during the past sixty days.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
None of the Reporting Persons, nor to the best of their knowledge, any of the persons named in response to Item 2, are parties to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Common Stock of the Issuer.

SCHEDULE 13D

CUSIP No. 685317109	Page 8 of 15 Pages
Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1	Letter sent by No Fear Retail Stores, Inc. to the Members of the Board of Directors of Orange 21 Inc., dated October 16, 2008

2	Letter sent by No Fear Retail Stores, Inc. to Stone Douglass, Ted Roth and David Mitchell as Members of the Board of Directors of Orange 21 Inc., dated October 29, 2008

3	Joint Filing Agreement

SCHEDULE 13D

CUSIP No. 685317109	Page 9 of 15 Pages
SIGNATURES
     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.
Date: October 31, 2008

NO FEAR, INC.
By:	/s/ Mark Simo
	Name:	Mark Simo
	Title:	Chief Executive Officer

MARK SIMO
By:	/s/ Mark Simo
	Name:	Mark Simo

BRIAN SIMO
By:	/s/ Brian Simo
	Name:	Brian Simo

SCHEDULE 13D

CUSIP No. 685317109	Page 10 of 15 Pages
INDEX OF EXHIBITS

Exhibit No.	Description

1	Letter sent by No Fear Retail Stores, Inc. to the Members of the Board of Directors of Orange 21 Inc., dated October 16, 2008

2	Letter sent by No Fear Retail Stores, Inc. to Stone Douglass, Ted Roth and David Mitchell as Members of the Board of Directors of Orange 21 Inc., dated October 29, 2008

3	Joint Filing Agreement